04018012

Ald 3-30-2004

CM 3/25

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8- 45254

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fred Montgomery Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

395 Delnor Glen Dr.
(No. and Street)

St. Charles (City) — Illinois (State) — 60174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick D. Montgomery — 800-615-1580 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caroline Barnes Associates, CPA's
(Name — *if individual, state last, first, middle name*)

817 Mission Ave, Ste 2C (Address) — San Rafael (City) — CA (State) — 94901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 181

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/30

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDERICK D. MONTGOMERY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRED MONTGOMERY CO. INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notary Public State of Arizona
Pima County
B A Sheeley
Expires April 1, 2006

Frederick D. Montgomery
Signature

President
Title

B. A. Sheeley
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

CONTENTS

SUPPLEMENTARY INFORMATION

Barnes & Associates, CPAs

strategies for profitability

INDEPENDENT AUDITORS' REPORT

Board of Directors
Fred Montgomery Company, Inc.
(An S Corporation)

We have audited the accompanying balance sheets of Fred Montgomery Company, Inc., (an S Corporation) as of December 31, 2003 and 2002 and the related statements of operations, of retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Fred Montgomery Company, Inc. (an S Corporation) as of December 31, 2003 and 2002 and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2003 and 2002 in conformity with generally accepted accounting principles.

Barnes + Associates

Barnes & Associates
Certified Public Accountants

February 19, 2004

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

BALANCE SHEET

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
BALANCE SHEETS

ASSETS

	December 31,	
	2003	2002
Current assets		
Cash	$ 21,907	$ 31,145
Marketable securities	20,860	18,183
Accounts receivable	13,950	17,684
	56,717	67,012
Property and equipment		
Vehicles	46,394	46,394
Furniture, equipment and fixtures	19,784	25,007
Total property and equipment	66,178	71,401
Less: accumulated depreciation	(54,898)	(49,020)
Property and equipment, net	11,280	22,381
	$ 67,997	$ 89,393

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31,	
	2003	2002
Current liabilities		
Accounts payable	$ 3,164	$ 3,575
Total liabilities	3,164	3,575
Stockholder's equity		
Common stock, $ 1 par value, 1,000,000 shares authorized, 12,000 shares issued and outstanding	12,000	12,000
Retained earnings	52,833	73,818
Total stockholder's equity	64,833	85,818
	$ 67,997	$ 89,393

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF OPERATIONS

	Years ended December 31,	
	2003	2002
Revenue:		
Commission income	$ 16,809	$ 2,241
Fee income	35,430	70,063
Insurance commissions	1,244	1,452
Other income	2,635	1,962
Total revenue	56,118	75,718
Operating expenses:		
Advertising	255	950
Auto	2,361	2,052
Bad debt	24	510
Business meals	388	504
Computer	2,086	2,619
Contributions	1,025	1,179
Continuing education	-	40
Depreciation	7,558	14,381
Employee benefits	3,551	5,178
Insurance	7,234	4,619
Interest	383	142
Licenses and fees	2,085	1,476
Miscellaneous	276	94
Moving expenses	2,297	-
Office expense	13,070	11,057
Professional fees	3,290	2,047
Repairs and maintenance	4,622	7,092
Research and subscriptions	3,706	2,765
Taxes	-	2,241
Travel	6,562	7,037
Total operating expenses	60,773	65,983
Income/(loss) from operations	(4,655)	9,735
Loss on disposal of fixed assets	(3,543)	-
Gain/(loss) on investment	2,677	(2,560)
Income/(loss) before taxes	(5,521)	7,175
Provision for income tax	800	800
Net income/(loss)	$ (6,321)	$ 6,375

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF RETAINED EARNINGS

	Years ended December 31,	
	2003	2002
Balance at beginning of year	$ 73,818	$ 83,030
Net income/(loss)	(6,321)	6,375
Distributions	(14,664)	(15,587)
Balance at end of year	$ 52,833	$ 73,818

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income(loss)	$ (6,321)	$ 6,375
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation and amortization	7,558	14,381
Loss on abandonment of equipment	3,543	-
Changes in current assets and liabilities:		
Decrease (increase) in accounts receivable	3,734	998
Decrease (increase) in prepaid expenses	-	624
(Decrease) increase in accrued liabilities	-	(767)
(Decrease) increase in accounts payable	(411)	372
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,103	21,983
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in marketable securities	(2,677)	2,560
Proceeds from sale of asset	-	750
Purchase of fixed assets	-	(1,967)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(2,677)	1,343
NET CASH USED BY FINANCING ACTIVITIES		
Distributions to stockholder	(14,664)	(15,587)
Net increase (decrease) in cash	(9,238)	7,739
Cash at beginning of year	31,145	23,406
Cash at end of year	$ 21,907	$ 31,145

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Fred Montgomery Company, Inc., (the Company), was incorporated on August 8, 1995. Prior to that date, the company operated as a sole proprietorship. The Company is a securities broker and a member of the National Association of Securities Dealers, dealing only in mutual funds and variable annuities. The Company also offers investment advisory services. At December 31, 2003, the Company had $11 million under management.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents are liquid investments that are readily convertible into cash and have an original maturity of 90 days or less.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is computed using the straight line method over the estimated useful lives of the property and equipment of five to seven years.

Revenue Recognition

The Company's main sources of income are commissions and advisory fees. Commissions are recognized as income when the related sale of securities or insurance is completed and the amount is determined. Advisory fees are calculated based on a percentage of the market value of the portfolio being managed by the Company.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *continued*

Income Taxes

Effective August 8, 1995, the Company elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the individual stockholder. Therefore, no provision or liability for income tax has been included in these financial statements except for the California minimum franchise tax.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company's facility is located in the stockholder's home. Consequently, certain expenses such as rent are not charged to the income statement.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the revised Securities and Exchange Commission Uniform Net Capital Rule, Rule 15(c)3–1 which requires broker/dealers to maintain a certain amount of net capital. Brokers who do not receive or hold funds or securities for customers, or owe funds or securities to customers, shall maintain a net capital of not less than $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2003 and 2002, respectively, the Company had net capital of $37,726 and $40,397 and an aggregate indebtedness to net capital ratio of .083867 and .088497 to 1, respectively.

SUPPLEMENTARY INFORMATION

Barnes & Associates, CPAs

strategies for profitability

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Fred Montgomery Company, Inc.
(An S Corporation)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barnes & Associates
Barnes & Associates
Certified Public Accountants

February 19, 2004

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
NET CAPITAL COMPUTATION
YEAR ENDED DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS		
Total liabilities for net capital purposes	$	3,164
Less: deductions and/or changes		-
Total aggregate indebtedness	$	3,164
NET CAPITAL		
Total capital (stockholder's equity) per balance sheet	$	64,833
Less: non – allowable asset items		25,230
Total net capital before haircuts on securities		39,603
Less haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Preferred securities		
B. Other securities		1,877
Total haircut		1,877
NET CAPITAL		37,726
Minimum net capital requirement		5,000
Excess net capital		32,726
Total net capital	$	37,726
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		8.39%
RECONCILIATION OF DIFFERENCE IN NET CAPITAL AS REPORTED BY INDEPENDENT AUDITOR AND BY BROKER/DEALER ON FOCUS REPORT		
Net capital on FOCUS report	$	37,590
Amount immaterial, no adjustment necessary		136
Net capital as reported by auditor	$	37,726